

February 10, 2014

<u>Via E-mail</u>
Christopher Anzalone
Chief Executive Officer
Arrowhead Research Corporation
225 South Lake Avenue, Suite 1050
Pasadena, CA 91101

> **Re: Arrowhead Research Corporation**
> **Registration Statement on Form S-3**
> **Filed February 4, 2014**
> **File No. 333-193748**

Dear Mr. Anzalone:

We have limited our review of your registration statement to the issue we have addressed in the comment below.

Incorporation of Certain Information by Reference, page 6

1. Please amend your registration statement to specifically incorporate by reference the Form 8-K filed on February 7, 2014. Alternately, please amend to include language in this section indicating that all filings filed by the registrant pursuant to the Exchange Act after the date of the initial registration statement and prior to effectiveness of the registration statement shall be deemed to be incorporated by reference into the prospectus. We refer you to Question 123.05 of the Securities Act Forms Compliance and Disclosure Interpretations.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comment, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Austin Stephenson at (202) 551-3192 or me at (202) 551-3715 with any questions.

Sincerely,

/s/ *Daniel Greenspan for*

Jeffrey P. Riedler
Assistant Director

cc: Via E-mail
Ryan A. Murr, Esq.
Ropes & Gray LLP